Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended
	April 2, 2006	April 3, 2005
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,569	9,576
Issuance of shares of Class B common stock (weighted)	1	13

Shares used in the computation of basic earnings per common share	9,570	9,589
Adjustment to reflect dilution from common stock and restricted stock equivalents	36	28

Shares used in the computation of diluted earnings per common share	9,606	9,617

Net income available for common shares	$76,383	$66,100

Basic earnings per common share	$7.98	$6.89

Diluted earnings per common share	$7.95	$6.87